UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number: 001-41995

Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

1395 Brickell Avenue
Suite 800
Miami, FL 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 11, 2026, expressed its support for the people of Colombia following the August 10, 2026 earthquake in the western part of the country. LPA confirmed that all employees and tenant personnel at its Parque Logístico Calle 80 facility in Colombia are safe and accounted for. The Company’s facilities sustained no damage and are fully operational.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Logistic Properties of the Americas dated August 11, 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer
Date: August 11, 2026